Exhibit 99.1
BioNTech Announces Appointment of Guido Oelkers to
Management Board as Chief Executive Officer

Mainz, Germany, August 3, 2026 (GLOBE NEWSWIRE) – BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) announced today that its Supervisory Board has appointed Guido Oelkers, Ph.D., to the Management Board as Chief Executive Officer (“CEO”), who will take office by February 1, 2027, at the latest. Succeeding Prof. Ugur Sahin, M.D., Guido Oelkers will join BioNTech from the global Nasdaq Stockholm-listed biopharmaceutical company Swedish Orphan Biovitrum AB (STO: SOBI, “Sobi”), where he has served as CEO since 2017.

Guido Oelkers is a seasoned CEO and strategic leader with over 30 years of experience in the biotechnology and pharmaceutical industries. He has a strong track record in transforming and scaling global organizations, driving sustainable growth through disciplined execution, focused capital allocation, and operational excellence. Throughout his career, Guido Oelkers has successfully built, prioritized and strengthened complex and innovative product portfolios across multiple areas, including oncology and immunology, while driving strong global business operations in key markets, notably in the United States.
“Guido Oelkers is an experienced executive in the pharmaceutical industry. Throughout his impressive international career, he has consistently demonstrated sound strategic leadership in global organizations, seamlessly transforming scientific excellence into commercial success,” said Helmut Jeggle, Chairman of the Supervisory Board of BioNTech. “His expertise in scaling innovation-driven organizations in a focused and capital-efficient manner, coupled with his deep knowledge in relevant markets, will position the Company well to deliver on its key objectives to become a multi-product company, and continue BioNTech’s remarkable success story.”

“BioNTech stands out through its scientific foundation and particularly its strong late-stage oncology pipeline,” said Guido Oelkers, Ph.D., designated Chief Executive Officer of BioNTech. “I am deeply honored to be leading BioNTech and prioritizing its evolution into a global biopharmaceutical company with multiple approved products by 2030, while continuing to advance its innovative pre-clinical and clinical portfolio in line with the Company’s strategy. I look forward to joining my colleagues on the Management Board and our teams worldwide on the journey ahead to deliver on BioNTech's patient-centric strategy and create sustainable, long-term value.”

“BioNTech is in a pivotal phase as the Company focuses on advancing its diversified pipeline into approved products and sustainable medical benefits for patients. I have come to know Guido Oelkers as a leader who combines a deep understanding of the pharmaceutical industry and strong strategic acumen with genuine respect for the culture and people of our organization,” said Prof. Ugur Sahin, M.D., Chief Executive Officer and Co-Founder of BioNTech. “With Guido Oelkers taking over, I feel confident that BioNTech is in a strong position to realize its vision. To ensure a smooth and successful handover, I will be actively supporting his onboarding.”

The appointment of the new CEO is the result of a comprehensive selection process led by the Supervisory Board. As previously announced, BioNTech’s Chief Medical Officer, Prof. Özlem Türeci, M.D., will transition into the management of a new, independent company, which she will lead together with her husband and co-founder, Prof. Ugur Sahin, M.D. The search for her successor is ongoing and focuses on identifying a leader with exceptional medical and scientific expertise, extensive experience in late-stage clinical development, and a proven track record of advancing innovative platforms and complex product candidates.

About Guido Oelkers

Guido Oelkers, Ph.D., is an accomplished executive who has served multiple times as CEO throughout his career at both publicly traded companies and private equity portfolio companies in Europe and the Asia-Pacific region. Most recently, he has served as CEO of Swedish Orphan Biovitrum AB (“Sobi”), where he more than quadrupled the company’s revenues over a nine-year period (financial years 2017 to 2026). During his tenure, he significantly increased Sobi’s profitability and strengthened its late-stage pipeline, positioning the company for sustained long-term success. Prior to joining Sobi, he served as CEO of the medical technology manufacturer BSN Medical Holding GmbH, as President and CEO of the Swedish medtech company Gambro AB and as CEO of the specialty pharmaceutical company Invida Holdings Pte. Ltd. Guido Oelkers held a number of executive roles in companies such as Nycomed International Management GmbH, DKSH Group, Aventis Pharma S.A. China and Hoechst AG, where he started his career. He holds a PhD in Business Management from Adelaide University, Australia, and completed his undergraduate and postgraduate studies in business management and economics in Mainz and London, respectively. Guido Oelkers is a German citizen and will be based in BioNTech’s headquarters in Mainz, Germany.

A photo of Guido Oelkers (© Sobi - Swedish Orphan Biovitrum AB (publ), 2026) is available for download here.

About BioNTech
BioNTech is a global next generation biopharmaceutical company pioneering novel investigative therapies for cancer and other serious diseases. In oncology, BioNTech is committed to transforming how cancer is treated. Its ambition is to develop innovative medicines with pan-tumor or synergistic potential to address cancer from multiple angles and across the full continuum of the disease from early- to late-stage. Its growing late-stage oncology pipeline comprises complementary treatment approaches spanning immunomodulators, antibody drug conjugates, and mRNA cancer immunotherapies. BioNTech has partnered with multiple global and specialized pharmaceutical collaborators leveraging complementary expertise and resources to accelerate innovation and drive progress, including Bristol Myers Squibb, Duality Biologics, Genentech, a member of the Roche Group, Genmab, MediLink, OncoC4, and Pfizer.

For more information, please visit www.BioNTech.com.

BioNTech Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: expected changes to BioNTech’s leadership and the potential benefits of BioNTech’s leadership hires; BioNTech’s research and development programs; BioNTech’s focus on building commercial capabilities for potential market launches; and BioNTech’s expectations regarding the timing of, ability to obtain and maintain regulatory approval of, and planned readiness for, such launches. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: discussions with regulatory agencies regarding timing and requirements for additional clinical trials; the ability to produce comparable clinical results in future clinical trials; competition related to BioNTech’s product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for BioNTech’s product candidates; BioNTech’s and its counterparties’ ability to manage and source necessary resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech’s development candidates and investigational medicines; BioNTech’s and its collaborators’ ability to commercialize and market its product candidates, if approved; BioNTech’s ability to manage its development and expansion; regulatory developments in the United States and other countries and regions; BioNTech’s ability to effectively scale its production capabilities and manufacture its product candidates; and other factors not known to BioNTech at this time.

You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended March 31, 2026, and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise.

CONTACTS

Media Relations
Jasmina Alatovic
Media@biontech.de

Investor Relations
Douglas Maffei, Ph.D.
Investors@biontech.de

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